UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2025

Commission File Number: 001-38631

CHEER HOLDING, INC.

19F, Block B, Xinhua Technology Building,

No. 8 Tuofangying South Road,

Jiuxianqiao, Chaoyang District, Beijing, China 100016

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Explanatory Note

On November 5, 2025, Cheer Holding, Inc. issued a press release announcing that it received two preliminary non-binding proposals to acquire all of its Class A ordinary shares. A copy of the press release is attached as Exhibit 99.1 to this report on Form 6-K and is hereby incorporated by reference into the Registration Statement on Form S-8 (File No. 333-282386) and on Form F-3 (File No. 333-279221), each as filed with the Securities and Exchange Commission, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Index

Exhibit No.	Exhibit Description

99.1	Press Release dated November 5, 2025
99.2*	Non-binding Proposal from Zhongsheng Dingxin Investment Fund Management (Beijing) Co., Ltd., dated November 1, 2025
99.3*	Non-binding Proposal from Excel Ally Ventures Limited, dated November 4, 2025

*	Furnished but not filed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cheer Holding, Inc.

	By:	/s/ Bing Zhang
	Name:	Bing Zhang
	Title:	Chief Executive Officer

Dated: November 5, 2025

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